Exhibit 99.1

Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
March 31, 2010 and 2009

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Unaudited - Expressed in Canadian dollars)
	March 31,	December 31,
	2010	2009
	$	$

ASSETS
Current
Cash	2,005,277	5,073,471
Trade receivables, net [note 5]	1,817,239	2,059,635
Other receivables	96,323	45,996
Inventories [note 6]	3,562,201	2,185,160
Prepaid expenses and other	256,123	238,158
Total current assets	7,737,163	9,602,420
Long-term prepaids	886	1,329
Restricted investments [notes 4 and 9[iii]]	901,158	901,093
Property, plant and equipment [note 7]	10,539,828	10,845,786
Intangible assets [note 8]	113,948	113,568
	19,292,983	21,464,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 5]	1,197,651	1,049,242
Accrued and other liabilities [note 12]	733,090	524,763
Lease inducements - current portion [note 9]	442,936	435,537
Deferred revenue - current portion [note 10]	544,580	594,349
Total current liabilities	2,918,257	2,603,891
Lease inducements [note 9]	9,009,560	9,123,132
Deferred revenue [note 10]	168,380	90,631
	12,096,197	11,817,654
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 11[b]]	89,085,146	89,084,660
Contributed surplus [note 11[b]]	11,471,998	11,262,192
Deficit	(93,360,358)	(90,700,310)
Total shareholders’ equity	7,196,786	9,646,542
	19,292,983	21,464,196
See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Unaudited - Expressed in Canadian dollars)

Three Months Ended March 31,	2010	2009
	$	$

REVENUE
Product sales [note 14]	1,402,534	2,279,577
Cost of sales [note 11[d]]	1,219,259	1,928,771
Gross profit on product sales	183,275	350,806

Contract service fees and revenues from collaborative
research arrangements [note 14]	146,945	432,824
	330,220	783,630
EXPENSES
Research and development [note 11[d]]	1,493,634	1,229,866
General and administrative [notes 11[d] and 12]	884,984	715,775
Marketing and business development [note 11[d]]	368,996	380,695
	2,747,614	2,326,336

OTHER EXPENSES (INCOME)
Interest expense [note 9 [iii]]	201,498	208,196
Interest income	(738)	(7,551)
Foreign exchange loss (gain)	41,894	(11,936)
	242,654	188,709
Loss and comprehensive loss for the period	(2,660,048)	(1,731,415)

Deficit, beginning of period	(90,700,310)	(81,156,779)
Deficit, end of period	(93,360,358)	(82,888,194)

Loss per common share - basic and diluted	(0.01)	(0.01)
Weighted average number of common shares
outstanding	254,674,258	170,338,675
See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2010	2009
	$	$

OPERATING ACTIVITIES
Loss for the period	(2,660,048)	(1,731,415)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 7]	330,470	336,904
Amortization of intangible assets [note 8]	16,263	3,510
Amortization of deferred lease inducements [note 9]	(42,234)	(42,234)
Restricted investments	(65)	1,623
Stock-based compensation [note 11 [d]]	209,968	186,855
Changes in non-cash working capital
Trade receivables	242,396	(955,432)
Other receivables	(50,327)	17,482
Inventories	(1,377,041)	513,411
Prepaid expenses and other	(17,522)	20,565
Accounts payable	126,520	120,168
Accrued and other liabilities	208,326	(432,464)
Deferred revenue	27,980	483,875
Foreign exchange	25,836	57,191
Cash used in operating activities	(2,959,477)	(1,419,961)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(19,266)	(4,838)
Purchase of intangible assets	-	(4,015)
Cash used in investing activities	(19,266)	(8,853)

FINANCING ACTIVITIES
Repayment of repayable lease inducement	(63,939)	(62,138)
Proceeds from issuance of common shares
from stock options exercised	324	-
Cash used in financing activities	(63,615)	(62,138)

Effect of changes in foreign currency rates
on cash and cash equivalents	(25,836)	(57,191)

Decrease in cash during the period	(3,042,358)	(1,490,952)
Cash and cash equivalents, beginning of period	5,073,471	2,254,652
Cash and cash equivalents, end of period	2,005,277	706,509

Supplemental Disclosure
Interest paid in cash	201,498	208,196

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  The Company has sustained continuing losses since its formation and at March 31, 2010, had a deficit of $93,360,358 and incurred negative cash flows from operations of $2,959,477 and $1,419,961 for the three month period ended March 31, 2010 and 2009, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of debt and equity financings.  During the three month period ended March 31, 2010, the Company received cash from the exercise of outstanding stock options in the amount of $324.

Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN
     UNCERTAINTY (cont’d)

The unaudited consolidated interim financial statements do not include all of the information and footnotes required to be presented for annual financial statements.  Accordingly, these financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

The accompanying consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at March 31, 2010 and its results of operations and its cash flows for the period then ended and for all such periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

The Company’s other significant accounting policies are disclosed in Note 2 of  its audited consolidated financial statements as at and for the year ended December 31, 2009.  There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2009.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued Section 1582 - “Business Combinations”, together with Sections 1601 - “Consolidated Financial Statements, and 1602 - “Non-Controlling Interests.  CICA 1582 replaces Section 1581 of the same name and establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601 replaces Section 1600 of the same name and carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011.  The Company is currently evaluating the effects of its adoption on its consolidated financial statements.

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.  Under IFRS, there is significantly more disclosure required.  In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are differences in accounting policies that must be addressed.  The Company is currently formulating and developing an implementation plan to comply with the new standards and its future reporting requirements.

4. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders.  This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value.  The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as disclosed in the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

4. CAPITAL MANAGEMENT (cont’d)

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 9[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the three month period ended March 31, 2010.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

The CICA issued Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation to enhance the disclosure requirements and carrying forward unchanged the presentation requirements pertaining to the nature and extent of risks arising from financial instruments and how those risks are managed.  These standards were adopted by the Company in 2008, with no impact on the recognition of measurement of the Company’s financial instruments.

In June 2009, the CICA issued amendments to Section 3862 – Financial Instruments – Disclosures to expand the disclosures required in respect of fair value measurements recognized in financial statements.  For the purpose of these expanded disclosures, a three-level hierarchy has been introduced as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices or indirectly (i.e. derived from prices);
Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Since the Company does not have significant financial instruments requiring fair value measurements other than cash, Section 3862, as amended, does not have a material effect on the Company  for the three month period ended March 31, 2010.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

The Company has classified its cash as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at March 31, 2010 and December 31, 2009 are summarized as follows:

	March 31, 2010		December 31, 2009

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	2,005,277	2,005,277	5,073,471	5,073,471
Loans and receivables	1,913,562	1,913,562	2,105,631	2,105,631
Held-to-maturity	901,158	901,158	901,093	901,093
Other financial liabilities	9,215,194	9,215,194	8,922,397	8,922,397

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against i) the U.S. dollar would result in an increase/decrease of $93,000 in the Company's loss, ii) the Euro would result in an increase/decrease of $5,000 in the Company's  loss, and iii) the Japanese Yen would have a nominal effect on the Company's loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited as its restricted investments are short-term in nature and the interest rate related to its repayable leasehold improvement allowance is fixed over the term of the lease.

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices.  Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

As at March 31, 2010, four customers represent 74% [2009 - four customers represent 77%] of the trade receivables balance.  For the three month period ended March 31, 2010, four customers represent 56% [2009 - three customers represent 68%] of total product sales.  For the three month period ended March 31, 2010 two customers represent 100% [2009 - two customers represent 100%] of total service revenues.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

The Company reviews the collectibility of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at March 31, 2010, the balance of the Company’s allowance for doubtful accounts was $1,800 [December 31, 2009 - $1,800].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, trade accounts receivables are aged as follows:

	March 31	December 31,
	2010	2009
	$	$
Current	1,210,175	1,713,206
1-30 days past due	150,848	60,925
31-60 days past due	35,192	42,832
61-90 days past due	410,682	210,109
Over 90 days past due	12,142	34,363
	1,819,039	2,061,435
Allowance for doubtful accounts	(1,800)	(1,800)
	1,817,239	2,059,635

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows:

	March 31,	December 31,
	2010	2009
	$	$
Current	744,991	771,253
1-30 days past due	449,833	259,728
31-60 days past due	2,828	599
61-90 days past due	-	7,922
Over 90 days past due	-	9,740
	1,197,651	1,049,242

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

6. INVENTORIES

	March 31,	December 31,
	2010	2009
	$	$
Raw materials	1,028,150	693,752
Work in process	999,637	811,371
Finished goods	1,534,414	680,037
	3,562,201	2,185,160

The carrying value of inventory as at March 31, 2010 includes a provision for lower of cost and net realizable value in the amount of $37,310 [December 31, 2009 - $33,225].

7. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

March 31, 2010
Office furniture and equipment	955,451	388,703	566,748
Office computer equipment	262,433	199,951	62,482
Laboratory furniture and equipment	569,901	496,125	73,776
Laboratory computer equipment	431,856	400,037	31,819
Computer software	38,325	37,732	593
Manufacturing equipment	2,109,096	738,464	1,370,632
Manufacturing molds	601,174	598,099	3,075
Leasehold improvements	9,769,669	1,338,966	8,430,703
	14,737,905	4,198,077	10,539,828

December 31, 2009
Office furniture and equipment	950,374	342,109	608,265
Office computer equipment	257,607	187,870	69,737
Laboratory furniture and equipment	568,132	489,337	78,795
Laboratory computer equipment	419,016	393,986	25,029
Computer software	38,325	37,605	720
Manufacturing equipment	2,109,096	644,779	1,464,317
Manufacturing molds	601,174	597,192	3,982
Leasehold improvements	9,769,669	1,174,729	8,594,940
	14,713,393	3,867,607	10,845,786

Amortization expense for the three month period ended March 31, 2010 amounted to $330,470 [2009 - $336,904].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT (cont’d)

The following table shows amortization expense allocated by type of cost:

Three Months Ended March 31,	2010	2009
	$	$

Cost of sales	214,160	185,560
Research and development	69,187	74,329
General and administrative	23,851	46,165
Marketing and business development	23,272	30,850
	330,470	336,904

Long-lived assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

The following property, plant and equipment were not yet in service and hence not amortized:

	March 31,	December 31,
	2010	2009
	$	$

Office furniture and equipment	-	6,448
Laboratory furniture and equipment	1,769	-
Manufacturing equipment	107,847	107,847
Leasehold improvements	-	16,202
	109,616	130,497

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

8. INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

March 31, 2010
Computer software	360,260	246,312	113,948

December 31, 2009
Computer software	343,617	230,049	113,568

Amortization expense for the three month period ended March 31, 2010 amounted to $16,263 [2009 - $3,510].

The following table shows amortization expense allocated by type of cost:

Three Months Ended March 31,	2010	2009
	$	$

Cost of sales	1,289	-
Research and development	11,107	-
General and administrative	1,773	3,510
Marketing and business development	2,094	-
	16,263	3,510

Intangible assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For intangible assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 13[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$

March 31, 2010
Rent-Free Inducement [i]	814,164	117,599	696,565
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	229,322	1,471,478
Repayable Leasehold Improvement Allowance [iii]	7,814,418	529,965	7,284,453
	10,329,382	876,886	9,452,496

December 31, 2009
Rent-Free Inducement [i]	814,164	104,030	710,134
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	200,657	1,500,143
Repayable Leasehold Improvement Allowance [iii]	7,814,418	466,026	7,348,392
	10,329,382	770,713	9,558,669

	March 31,	December 31,
	2010	2009
Summarized as to:	$	$
Current Portion
Rent-Free Inducement [i]	54,278	54,278
Non-Repayable Leasehold Improvement Allowance [ii]	114,661	114,661
Repayable Leasehold Improvement Allowance [iii]	273,997	266,598
Current Portion	442,936	435,537

Long-Term Portion
Rent-Free Inducement [i]	642,287	655,856
Non-Repayable Leasehold Improvement Allowance [ii]	1,356,817	1,385,482
Repayable Leasehold Improvement Allowance [iii]	7,010,456	7,081,794
Long-Term Portion	9,009,560	9,123,132

Total	9,452,496	9,558,669

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS (cont’d)

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the three month period ended March 31, 2010 amounted to $13,569 [2009 - $13,569].

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for three month period ended March 31, 2010 amounted to $28,665 [2009 - $28,665].

[iii]
The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the three month period ended March 31, 2010 amounted to $63,939 [2009 - $62,138].

Future principal repayments due to be paid are estimated as follows:

March 31,	$
2011	273,997
2012	305,704
2013	341,079
2014	380,549
2015	424,585
Thereafter	5,558,539
7,284,453

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by a term deposit with market value of $871,019 [2009 - $871,059], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

10. DEFERRED REVENUE

	March 31,	December 31,
	2010	2009
	$	$
Beginning balance:
Product sales	169,279	149,547
Contract service fees and revenues from
collaborative research arrangements	515,701	-
	684,980	149,547
Additions:
Product sales	22,554	189,054
Contract service fees and revenues from
collaborative research arrangements	180,770	1,435,362
	1,573,284	1,923,510
Recognition of revenue:
Product sales	(28,399)	(169,322)
Contract service fees and revenues from
collaborative research arrangements	(146,945)	(919,661)

Ending balance:
Product sales	163,434	169,279
Contract service fees and revenues from
collaborative research arrangements	549,526	515,701
	712,960	684,980

Summarized as to:
Current Portion
Product sales	65,429	78,648
Contract service fees and revenues from
collaborative research arrangements	479,151	515,701
Current Portion	544,580	594,349

Long-Term Portion
Product sales	98,005	90,631
Contract service fees and revenues from
collaborative research arrangements	70,375	-
Long-Term Portion	168,380	90,631

Total	712,960	684,980

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

 Authorized - Unlimited common shares without par value.

[b]  Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2008	170,338,675	80,107,580	7,809,327
Issued for cash:
Public offering, net of issue costs [i]	84,333,333	8,977,080	2,415,152
Stock-based compensation [note 11 [d]]	-	-	1,037,713
Balance, December 31, 2009	254,672,008	89,084,660	11,262,192
Issued for cash:
Exercise of stock options	2,700	324
Issued for non-cash consideration:
Stock-based compensation related to
stock options exercised		162	(162)
Stock-based compensation [note 11 [d]]			209,968
Balance, March 31, 2010	254,674,708	89,085,146	11,471,998

[i]
The Company closed a public offering on May 21, 2009 consisting of 84,333,333 units at a price of $0.15 per share, for total gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.

Each unit is comprised of one common share and one-half of one transferable common share purchase warrant for a total of 42,166,666 common share purchase warrants.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

In connection with the financings, the Company paid cash commissions of $742,588, legal and professional fees of $266,976 and other share issuance costs of $248,204.  In addition to this, the Company also issued 2,530,000 broker’s warrants with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]  Issued (cont’d)

The fair value of the 44,696,666 common share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	101%
Risk-free interest rate	0.92%
Expected life in years	2.00
Fair value per warrant	$0.06

The fair value of the warrants was calculated using the Black Scholes option pricing model and then subtracted from the gross proceeds received to determine the amount to be allocated to the shares.  Accordingly, share issue costs of $991,118 and $266,650 were allocated to share capital and contributed surplus proportional to the fair value of the shares and warrants, respectively.

[ii]
The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 31,084,435 and 2,918,900 units, respectively, at a price of $0.15 per share, for total gross proceeds of $5,100,500.  Eachunit is comprised of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.20 per share for a period of 36 months from the closing date.

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of  $4,679,248, of which $3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

The fair value of the 17,001,668 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008	October 31, 2008
	warrants	warrants
Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.06	$0.08

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[ii]	Issued (cont’d)

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

[c]      Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the TSX (“Toronto Stock Exchange”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 2,825,707 stock options are available for grant at March 31, 2010.

At  March 31, 2010,  the following stock options were outstanding:

Options outstanding				Options exercisable
March 31, 2010				March 31, 2010
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.10 – 0.19	2,810,160	4.03	0.12	190,235	0.12
0.30 – 0.39	13,000	0.55	0.33	13,000	0.33
0.40 – 0.49	36,275	1.01	0.47	30,625	0.47
0.50 – 0.59	2,402,750	1.02	0.57	2,308,302	0.58
0.60 – 0.69	1,730,725	2.05	0.67	516,167	0.67
0.70 – 0.79	65,550	1.57	0.76	37,952	0.77
0.80 – 0.89	957,375	2.37	0.88	258,264	0.88
0.90 – 0.99	75,000	1.12	0.91	37,500	0.91
1.00 – 1.10	2,004,000	2.42	1.06	554,721	1.06
0.10 – 1.10	10,094,835	2.44	0.59	3,946,766	0.66

The options expire at various dates from May 4, 2010 to December 10, 2014.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2008	10,732,595	0.65
Options granted	1,046,050	0.12
Options forfeited	(28,886)	0.32
Options expired	(1,018,434)	0.72
Options exercised	-	-
Balance, December 31, 2009	10,731,325	0.59
Options granted	-	-
Options forfeited	(575,590)	0.59
Options expired	(58,200)	0.74
Options exercised	(2,700)	0.12
Balance, March 31, 2010	10,094,835	0.59

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2009.  The Company did not grant any stock options during the three month period ended March 31, 2010.

[d]	Stock-based compensation

For the three month period ended March 31, 2010, the Company recognized compensation expense of $209,968 [2009 - $186,855] as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation (cont’d)

The following table shows stock-based compensation allocated by type of cost:

Three Months Ended March 31,	2010	2009
	$	$

Cost of sales	13,128	13,234
Research and development	30,911	26,409
Marketing and business development	14,672	18,340
General and administrative	151,257	128,872
	209,968	186,855

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares.  As at March 31, 2010, 742,500 common shares have been released from escrow leaving a balance of escrow shares of 82,500.

[f]	Common share purchase warrants

At March 31, 2010, the following common share purchase warrants are outstanding:

Issue Date	Number of common shares issuable	Exercise price $	Expiry date
October 28, 2008	15,542,218	$0.20	October 28, 2011
October 31, 2008	1,459,450	$0.20	October 31, 2011
May 21, 2009	44,696,666	$0.25	May 21, 2011
	61,698,334

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants (cont’d)

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2008	17,001,668	0.20
Warrants issued	44,696,666	0.25
Balance, December 31, 2009	61,698,334	0.24
Warrants issued	-	-
Balance, March 31, 2010	61,698,334	0.24

12.  RELATED PARTY TRANSACTIONS

The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

Three Months Ended March 31,	2010	2009
	$	$
General and administrative
Directors’ fees [i]	21,000	21,000
Legal fees [ii]	22,727	26,532
	43,727	47,532

[ii]
For the three month period ended March 31, 2010, directors’ fees totaling $21,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2009 - $21,000].  As at March 31, 2010, $21,000 remained outstanding and was included in the balance of accrued and other liabilities.  During the three month period ended March 31, 2010 the Company paid $21,000, for amounts previously accrued, to directors.

[iii]
The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors.  For the three month period March 31, 2010, the Company incurred legal expenses from this law firm totaling $22,727 [2009 - $26,532] of which $16,170 remains outstanding and is included in the balance of accrued and other liabilities as at March 31, 2010.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES

[a]	License agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.  In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the  year  incurred.    The  agreement  terminates  on   the  expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the three month period ended March 31, 2010, the Company incurred an expense of $2,750 [2009 - $2,750] for royalty and license fees.[ii]The Company entered into a non-exclusive license agreement, effective July 2005, as amended June 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties based on the greater of 8% of revenue generated from, or U.S. $1.30 per unit from the sale of, products that incorporate the Technology.  For the three month period ended March 31, 2010, the Company incurred an expense of $9,376 [2009 - $12,390] for royalty and license fees.

[iii]
The company entered into a non-exclusive license and supply agreement, effective June 30, 2009 to purchase certain proprietary materials “Materials” and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of USD$85,000 in 17 equal quarterly payments of USD$5,000 commencing December 31, 2009.  For the three month period ended March 31, 2010, the Company incurred an expense of $10,158 [2009 - $Nil] for license fees.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

 [iii] License agreements (cont’d)

The minimum annual purchase commitments are as follows:

Total
March 31,	$
2011	38,399
2012	80,638
2013	127,005
2014	177,807
2015	177,807

601,656

[b]   Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

 [c]   Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the three month period ended March 31, 2010, the Company incurred an expense of $7,161 [2009 - $44,009] for royalties to the supplier.

[e]	Lease agreements

[i]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 9[iii]].

For the three month period ended March 31, 2010, $388,247 [2009 - $376,958] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 9[i]] and non-repayable leasehold improvement allowance [Note 9[ii]].

[ii]	The Company entered into a number of operating leases for administrative equipment.

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
March 31,	$	$	$
2011	1,931,591	30,240	1,961,831
2012	1,965,204	30,240	1,995,444
2013	2,000,582	-	2,000,582
2014	2,037,845	-	2,037,845
2015	2,077,122	-	2,077,122
Thereafter	17,902,829	-	17,902,829
	27,915,173	60,480	27,975,653

* Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[f]	Commitment to purchase equipment

As at March 31, 2010, the Company has outstanding purchase order commitments totaling $13,048 for capital purchases related to operating activities of the Company.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three month period ended March 31, 2010, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers [2009 – 100% from two customers].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

Three Months Ended March 31,	2010	2009
	$	$
Asia	8,797	-
Europe	-	292,990
United States	138,148	139,834
Total	146,945	432,824

For the three months ended March 31, 2010, $697,931 in product sales were generated from three customers [2009 - $1,544,565 from three customers].

Product sales by customer location were as follows:

Three Months Ended March 31,	2010	2009
	$	$
Asia (Japan, China and Other)	696,888	623,277
United States	354,274	1,304,980
Europe	260,681	157,885
Other	72,515	160,505
Canada	18,176	32,930
Total	1,402,534	2,279,577

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d)

Product sales by type of product were as follows:

Three Months Ended March 31,	2010	2009
	$	$
Clinical products	1,214,409	1,742,707
Bio-defense products	113,922	108,832
Vector products (West Nile Virus)	74,203	428,038
Total	1,402,534	2,279,577

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.